1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	June 30, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON A LITIGATION INVOLVING YANZHOU COAL MINING COMPANY LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Basis information of the litigation

Reference is made to the litigation on a coal contract dispute between Zhongxin Daxie Co., Ltd. (“Zhongxin Daxie”) and Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) as disclosed in the Company’s 2013 annual report and the announcement of the Company dated 29 April 2014 (the “Litigation”).

Zhongxin Daxie, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and a damage in an amount of RMB163.6 million.

The Company alleged that it had delivered the coal products to the person designated by Zhongxin Daxie and the parties had also completed the settlement of the payment. The Company had fulfilled all its obligations under the contract.

1.	Judgment of the first instance

The Shandong Provincial Higher People’s Court conducted public hearing of the Litigation and affirmed the following facts:

Yanzhou Coal has fulfilled all delivery obligations under the contract and the requests of Zhongxin Daxie for the termination of the coal sales contract, the return of payments for goods and the damage for economic loss shall not be sustained.

It was the judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie, as the plaintiff of the Litigation.

2.	Updates of the second instance

On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgement of the first instance of the Litigation.

At present, the second instance of the Litigation has not yet been heard and the final result is unknown.

Impact of the Litigation on the profits of the Company

Since the Litigation just entered into the second instance of the Supreme Court and the final result of the second instance is unknown, the Company is unable to accurately estimate the impact of the Litigation on the profit of the Company for the time being.

The Company will make appropriate disclosure on the update of the Litigation in accordance with the regulatory requirements.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 June 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC